JONATHAN RAM DARIYANANI
ATTORNEY AT LAW
1703 Franklin Street, Fredericksburg, VA 22401 11101 Tel (415) 699-7121 Fax (415)358-5548

May 27, 2009

Michael F. Johnson
Securities and Exchange Commission
100 F Street NE
Mail Stop 4561
Washington, DC 20549-7010

RE:	Firefish, Inc.
Registration Statement on Form S-1
Original Statement Filed January 9, 2009
File Number 333-156637

Regarding your Comment Letter of February 5, 2009.

Dear Mr. Johnson:

This letter is written in my capacity as corporate counsel to Firefish, Inc., a Nevada corporation (“Firefish” or the “Company” or the “Registrant”) in response to your comment letter dated January 9, 2009 regarding the above referenced registration statement.  We are pleased to respond to your questions.  As appropriate, we have amended our filing to conform with your comments

You listed seven comments in your letter.  We will address each of these comments below and where appropriate, have amended our registration statement accordingly.

DELAYING AMENDMENT.  Per your reference in your letter, we have amended the filing to include appropriate delaying language which you will now find on the cover page of the filing, just below the fee table.

General

1.	Financial Statements. We have amended our filing to provide for appropriate, currently dated financial statements that conform with Rule 8-08 of Regulation S-X.

2.
Selling Security Holders.  You have asked us to update our registration statement to include the names, material relationship, number of shares currently held, number offered in the offering, percentage of class held before and after offering and to otherwise comply with Rule 507 of Regulation SK.  We have amended our registration statement accordingly.

Cover Page.

3.
Selling Shareholder Offering. You have asked us to provide clarification regarding our selling shareholder offering.  The offering will initially be at $1.00 per share until a market price prevails.  It will not be concurrent with our primary offering, but will take place only after the primary offering is concluded by post-effective amendment.  We have amended our registration statement accordingly.

4.	FINRA You have asked us to amend our registration statement to properly refer to FINRA instead of the NASD. We have done so throughout the statement.

Plan of Distribution

5.	Shares. You have indicated that our plan of distribution only includes the 3,000,000 shares in our primary offering. We have amended this plan to include the shares in the secondary offering as well.

Signatures

6.
Principal Financial Officer.  You have asked in what capacities Mr. Shetty is signing the registration statement.  We have amended the filing to indicate he is signing in his capacity as President, CEO, Principal Financial and Accounting Officer.

7.	Preamble. You have asked us to amend our filing so that our signatures conform with the proper format for form S-1. We have amended our filing accordingly.

Please contact the undersigned with questions related to these matters.  We look forward to your prompt response so that we may amend our filing accordingly.

Very best regards,

/s/ Jonathan Dariyanani

Jonathan Dariyanani
Corporate Counsel
Firefish, Inc.